August 21, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Soldino Group Corp

Registration Statement on Form S-1 Amendment 2

Filed July 25, 2017

File No. 333-218733

Ladies and Gentlemen:

On behalf of Soldino Group Corp (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of the above-referenced Registration Statement on Form S-1 Amendment 2 (the “Registration Statement”) as well as the following responses to the comment letter dated July 25, 2017 from the Staff regarding the draft of the registration statement that was submitted confidentially in accordance with the JOBS Act on July 25, 2017.

General

1.     Please update the disclosure throughout the registration statement to the nearest practicable date.

Answer to Comment 1: The Company advises the Staff that the disclosure throughout the registration statement has been updated.

Prospectus Summary of Soldino Group Corp, page 5

2.     Please revise here and elsewhere as appropriate to provide the basis for the statement that “[f]rom inception until the date of this filing, we have had fast growing operating activities.” We note that the company appears to have limited revenues from the sale of work wear.

Answer to Comment 2: The Company advises the Staff that from inception January 25, 2017 to July 31, 2017 Soldino has already identified three customers ANDREA DINI MASSIMO E C. SRL, AL BACIO Cri S.r.l. and Divertimento E Di Festa S.R.L., from these customers we have generated revenues of $18,400 and received one prepaid payment of $ 11,700. Divertimento E Di Festa S.R.L. has requested Soldino to perform a special order for them, which is completely customized and has unique design. Our ongoing matter is attracting additional customers to purchase and order work wear from us.

Use of Proceeds, page 12

3.     We reissue comment 2. We note the disclosure in the risk factors on pages 7 and 8. The company may reserve the right to change the use of proceeds, provided that the reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise to provide the specific contingencies where the use of proceeds would change and the alternatives to the use in that event, or remove the references.

Answer to Comment 3: The Company advises the Staff that the references have been specified.

Management’s Discussion and Analysis or Plan of Operation, page 13

Plan of Operation, page 14

4.     We note your response to comment 3; however, we also note the disclosure on page 5, that “[o]ur financial statements from inception (January 25, 2017) through April 30, 2017, report some revenues.” You also indicated on page 5 that you have received $13,100 from two customers as of the date of the filing. Please revise or advise. In addition, where you discuss your revenues, please disclose the time to which you are referring.

Answer to Comment 4: The Company advises the Staff that the disclosure of Soldino’s revenues has been updated as of July 31, 2017.

Description of Business, page 18

Sales and Marketing, page 19

5.     We note your response to comment 4. Please revise to clarify whether any product has been received by your customers to date. If no product has been received by the customers under the sales agreements at any time, please disclose that fact.

Answer to Comment 5: The Company advises the Staff that as of July 31, 2017 our customers received our products for $18,400.

/s/ Aurora Fiorin

President of Soldino Group Corp